Exhibit (a)(5)(A)

AMERICREDIT ANNOUNCES EXTENSION OF OFFER TO REPURCHASE

1.75% CONVERTIBLE SENIOR NOTES DUE 2023

FORT WORTH, TEXAS November 5, 2008 – AMERICREDIT CORP. (NYSE: ACF) announced today that it has extended the expiration date of its previously commenced offer to repurchase its 1.75% Convertible Senior Notes due 2023 (the “Securities”) from 5:00 p.m., Eastern time, November 14, 2008, to midnight, Eastern time, November 17, 2008. The financial terms of the tender offer are unchanged. The Company will pay in cash a repurchase price of $1,002.50 per $1,000 principal amount of the Securities, plus accrued and unpaid interest, if any, up to but excluding November 18, 2008, with respect to any and all Securities validly surrendered for repurchase and not withdrawn.

This press release is not an offer to purchase, or a solicitation of an offer to sell the Securities, which will be made only on the terms and subject to the conditions described in the Issuer Repurchase Notice and the related documents. Copies of these documents, as amended, will be filed later today with the Securities and Exchange Commission as exhibits to an amended Schedule TO relating to the tender offer. These materials will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov. Holders of the Securities who want copies of the amended Issuer Repurchase Notice and related documents or who have questions about the offer should call HSBC Bank USA, National Association, the paying agent for the offer, toll free at 800-662-9844.

About AmeriCredit

AmeriCredit Corp. is a leading independent automobile finance company that provides financing solutions indirectly through auto dealers across the United States. AmeriCredit has over one million customers and approximately $14 billion in auto receivables. The Company was founded in 1992 and is headquartered in Fort Worth, Texas. For more information, visit www.americredit.com.

Contact:

Caitlin DeYoung

(817) 302-7394

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